SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                           For the month of March 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                             ---                            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                       Yes                           No  X
                                                         --

                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                          CNPJ n(0). 02.558.156/0001-18
                               NIRE 26.3.0001109-3


                   Minutes of the Board of Directors' Meeting

On October 31, 2002, at 10:00 a.m., members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPACOES S/A, met at the head offices of Tim Brasil, in the City of Rio de Janeiro, at Avenida Republica do Chile, 500, 25th floor. Present were Members Marco Lissicich Drazich, who chaired the meeting, and Luiz Henrique Fraga. Justified absence of Mr. Elis Bontempelli. Messrs. Sergio Bartoletti, President of the Company, and Walmir Urbano Kesseli, Financial Director of the Company were also present. Resolutions: 1 - Financial Statements for the Third Quarter of 2002: Once the analysis of the results submitted to the Board of Directors had been completed, and according to the clarifications provided by the Executive Board, the Board of Directors acknowledged and approved the Financial Statements for the Third Quarter of 2002. 2- Interest on Shareholders' Equity: The proposal to not distribute interest on shareholders' equity for the fiscal year ended December 31, 2002 was approved, in order to obtain taxable income. 3- Election of New Executive Board Member: The Board of Directors approved the election of the Company's Commercial Director, replacing Mr. Sergio Bartoletti who had been temporarily occupying the position since July 26th of this year. The Commercial Director will be Mr. Rogerio Embirucu Lyra, a Brazilian citizen, married, engineer, Taxpayer I.D. (CPF) No. 197.056.464-49, residing and domiciled in the City of Recife, State of Pernambuco, with business offices located at Av. Conde da Boa Vista, 800, 2nd floor - Boa Vista. He will occupy the position until the Commercial Director's office term is completed. 4
- Migration from SMC to SMP: The Board of Directors received clarifications about SMP, as well as a table comparing current SMC and SMP, and the rules and conditions for migration. The Board of Directors decided that the Company should express to ANATEL its interest in a possible migration.
Having nothing further to be discussed, the meeting was closed and these minutes were drawn up, which after having been read and approved were signed by all members of the Board of Directors present at the meeting.



                        Rio de Janeiro, October 31, 2002



       Marco de Lissicich Drazich              Luiz Henrique Fraga
         Chairman of the Board           Member of the Board of Directors

                 MINUTES OF THE GENERAL SHAREHOLDERS' MEETING OF
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                             HELD ON MARCH 14, 2003.

      (Written in summary form, according to the provisions of Article 130,
                        Paragraph 1 of Law No. 6.404/76)

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3


                   Authorized Capital                      9,000,000,000 shares
                   Subscribed Capital                      R$ 288,442,548.60
                   Paid in Capital                         R$ 288,442,548.60




I - DATE, TIME AND PLACE: General Shareholders' Meeting held at 3:00 p.m. on March 14, 2003, at the Company's head offices located at Av. Conde da Boa Vista, 800, 2nd floor, Boa Vista, Recife/PE.

II - NOTICE OF SHAREHOLDERS' MEETING: Published in the February 4, 5 and 6, 2003 editions of the Gazeta Mercantil, Jornal do Comercio and Diario Oficial do Estado de Pernambuco newspapers (pages A07, A05 and B03 of Gazeta Mercantil; pages 06, 05 and 06 of Jornal do Comercio; pages 09, 10 and 14 of Diario Oficial), copies of which are on the table.

III - QUORUM FOR THE MEETING : Present at the meeting were the shareholders representing more than 2/3 (two thirds) of the voting capital, as per the records and signatures contained in the Shareholder Attendance Book, all duly identified according to provisions of the Summons Notice; Mr. Jose Doroteu Fabro, Member of the Audit Committee; and Mr. Aurivaldo Coimbra de Oliveira, representative from Ernst & Young Auditores Independentes.

IV - CHAIRMAN AND SECRETARY: Elected by those present, according to Article 25 of the Bylaws, were Mr. Walmir Urbano Kesseli, as Chairman of the Meeting, and Mrs. Lara Cristina Ribeiro Piau, as Secretary, both of whom are shareholders.

V - AGENDA: V.1. Financial statements for the fiscal year 2002 and Management Report; V.2. Distribution of Net Income of 2002; V.3. Election of the Audit Committee members; and V.4. Establish the global remuneration of Company Administrators.

VI - RESOLUTIONS/DECISIONS: VI.1. By unanimous decision of the shareholders present with voting rights, the accounts presented by Company Administrators were approved, as well as the Company's financial statements referent to the year ended December 31, 2002. VI.2. Approved by unanimous decision of the shareholders present with voting rights was the proposal for allocating the net income for the year 2002 and the distribution of dividends, pursuant to the following terms: The net income for the fiscal year ended in 2002, in the amount of R$ 118,573,772.93 (one hundred and eighteen million, five hundred and seventy three thousand, seven hundred and seventy two reais and ninety three cents) will be allocated as follows: 1) Legal Reserve: in accordance with legislation in effect: R$ 5,928,688.65 (five million, nine hundred and twenty eight thousand, six hundred and eighty eight reais and sixty five cents), equivalent to 5% of the net income for the year. 2) Dividends: in accordance with legislation in effect and pursuant to provisions of the Bylaws: R$ 28,161,271.07 (twenty eight million, one hundred and sixty one thousand, two hundred and seventy one reais and seven cents), corresponding to the minimum compulsory dividend of 25% of net income for the year. The dividends will be price level restated based on the variation of the Referential Rate (TR) until the day said dividends are made available to the Shareholders. 3) Realization of the Portion of the Dividends Payable Reserve: in the amount of R$ 2,244,207.42 (two million, two hundred and forty four thousand, two hundred and seven reais and forty two cents), corresponding to the difference between the amount the Company has coming to it from its operating companies - R$ 30,405,478.49 (thirty million, four hundred and five thousand, four hundred and seventy eight reais and forty nine cents) and the amount it has to distribute to its shareholders - R$ 28,161,271.07 (twenty eight million, one hundred and sixty one thousand, two hundred and seventy one reais and seven cents). VI.3. To form the Company's Audit Committee, in accordance with article 161, paragraph 4, item "a" of Law No. 6.404/76, in a separate voting by the preferred shareholders with the controlling shareholder having abstained from same, the following members were elected: as effective member, Mr. Jose Carlos de Brito, Brazilian, married, degree in Law, bearer of Identity Card (RG) No. 2081217 SSP/SP, Individual Taxpayer I.D. (CPF) No. 068.117.528-15, residing and domiciled at Rua Piaui, 1234, 14th floor, Higienopolis, Sao Paulo - SP; and, as substitute, Mr. Valmir de Siqueira Vasconcelos, Brazilian, widowed, degree in Economics, bearer of Identity Card
(RG) No. 625157 SSP/PE, Individual Taxpayer I.D. (CPF) No. 005.475.654-53, residing and domiciled at Av. Euclides Carvalho, 105, Centro, Sao Jose de Belmonte - PE. In a separate voting by the common shareholder, with the controlling shareholder having abstained from same, the following were elected: as effective member, Mr. Isaac Selim Sutton, Brazilian, married, economist, bearer of Identity Card (RG) No. 7.386.118-2 SSP/SP, Individual Taxpayer I.D.
(CPF) No. 047.010.738-30, residing and domiciled in the city of Sao Paulo - SP, with business offices in the city of Sao Paulo - SP, at Av. Paulista, 2100; and, as substitute, Mr. Dionysios Emmanuil Inglesis, Brazilian, married, business administrator, bearer of Identity Card (RG) No. 3.693.899 SSP/SP, Individual Taxpayer I.D. (CPF) No. 030.889.648-36, residing and domiciled in the city of Sao Paulo - SP, with business offices in the city of Sao Paulo - SP, at Av. Paulista, 2100. Following this, the controlling shareholder elected, as effective members: 1. Mr. Jose Doroteu Fabro, Brazilian, married, administrator, bearer of Identity Card (RG) No. 1.192.742-4 SSP/PR, residing and domiciled in the city of Curitiba - PR, with business offices located at Rua Comendador Araujo, 299, 4th floor, Centro, Curitiba - PR; 2. Mr. Paulo Roberto Cruz Cozza, Brazilian, married, accountant, bearer of Identity Card (RG) No. 11.366.604 SSP/SP, Individual Taxpayer I.D. (CPF) No. 027.524.328-10, residing and domiciled in the city of Curitiba - PR, with business offices located at Rua Comendador Araujo, 299, 4th floor, Centro, Curitiba - PR; 3. Mr. Antonio Sidnei dos Santos, Brazilian, married, business administrator, bearer of Identity Card
(RG) No. 3.377.310-5 SSP/SP, Individual Taxpayer I.D. (CPF) No. 048.068.910-00,
residing and domiciled in the city of Rio de Janeiro - RJ, with business offices located at Av. Republica do Chile, 500, 25th floor, Rio de Janeiro - RJ; and, as substitutes, respectively: 1. Ms. Joana Dark Fonseca Serafim, Brazilian, single, economist, bearer of Identity Card (RG) No. 3.164.206-0 SSP/PR, Individual Taxpayer I.D. (CPF) No. 479.148.749-49, residing and domiciled in the city of Curitiba - PR, with business offices located at Rua Comendador Araujo, 299, 5th floor, Centro, Curitiba - PR; 2. Mr. Luiz Alberto dos Santos, Brazilian, married, business administrator, bearer of Identity Card (RG) No. 3.092.263-8, Individual Taxpayer I.D. (CPF) No. 410.637.839-68, residing and domiciled in the city of Curitiba - PR, with business offices located at Rua Comendador Araujo, 299, 4th floor, Centro, Curitiba - PR; 3. Mr. Manoel Barbosa da Silva Souza, Brazilian, married, attorney, bearer of Identity Card (RG) No. 98556 SSP/AL, Individual Taxpayer I.D. (CPF) No. 003.196.784-15, residing and domiciled in the city of Maceio - AL, with business offices located at Av. da Paz, 2262, Centro, Maceio - AL. The shareholders that appointed the elected candidates declare that they received from said individuals the information that they do not possess any legal impediment that prevents them from being appointed and exercising their duties as Audit Committee members. All Audit Committee members elected will serve a term until the next General Shareholders' Meeting. VI.4. The proposal presented for the global remuneration of Company Administrators in the amount of R$ 1,320,000.00 (one million, three hundred and twenty thousand reais) is approved, whereby the monthly remuneration of Board of Administration members and Audit committee members is established at, regardless of the number of meetings held, at 10% (ten percent) of the arithmetic mean relative to the remuneration effectively received by Board of Director members in each month, not including benefits, representation allowances and participation in profits.

VII - CLOSING: Having nothing else to be discussed, the session was closed and these minutes were drawn up, which after being read and approved were signed by the Chairman and the Secretary, by the representative of the majority shareholder and by the representatives of the minority shareholders of preferred stock, having also being initialed by the member of the Audit Committee and representative of the External Auditing firm.

                             Recife, March 14, 2003.

                                    Chairman
                              Walmir Urbano Kesseli

                                    Secretary
                           Lara Cristina Ribeiro Piau

                  p.p. TELE NORDESTE CELULAR PARTICIPACOES S.A.
                           Lara Cristina Ribeiro Piau

Fundo Petrobras de Seg. Soc. - Petros
Banque Safra Luxembourg
Vailley S/A
Canvey S/A
Himaros S/A
Tanlay S/A
Caixa de Previdencia dos Func. do Banco do Brasil

                  MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING
                   OF TELE NORDESTE CELULAR PARTICIPACOES S.A.
                             HELD ON MARCH 14, 2003

      (Written in summary form, according to the provisions of Article 130,
                             Paragraph 1 of Law No.
                                    6.404/76)

            Corporate Taxpayer I.D. (CNPJ/MF) No. 02.558.156/0001-18
                Corporate Registration (NIRE) No. 26.3.0001109-3


               Authorized Capital             9,000,000,000 shares
               Subscribed Capital             R$ 288,442,548.60
               Paid in Capital                R$ 288,442,548.60


I - DATE, TIME AND PLACE: Special Shareholders' Meeting held on March 14, 2003, at 3:00 p.m., at the Company's head offices located at Av. Conde da Boa Vista, 800, 2nd floor - Boa Vista - Recife/PE.

II - NOTICE OF SHAREHOLDERS' MEETING: Published in the February 4, 5 and 6, 2003 editions of the Gazeta Mercantil, Jornal do Comercio and Diario Oficial do Estado de Pernambuco newspapers (pages A07, A05 and B03 of Gazeta Mercantil; pages 06, 05 and 06 of Jornal do Comercio; pages 09, 10 and 14 of Diario Oficial), copies of which are on the table.

III - QUORUM FOR THE MEETING: Present at the Meeting were the shareholders representing more than two thirds (2/3) of the voting capital according to the records and signatures in the Shareholders' Attendance Book, all duly identified according to provisions of the Summons Notice; Mr. Sergio Bartoletti and Mr. Walmir Urbano Kesseli, the Company's Chief Executive Officer and Financial and Investor Relations Director; Mr. Jose Doroteu Fabro, member of the Audit Committee; and Mr. Aurivaldo Coimbra, representative of Ernst & Young Auditores Independentes .

IV - CHAIRMAN AND SECRETARY: Elected by those present, according to Article 15 of the Bylaws, were Mr. Walmir Urbano Kesseli, as Chairman of the Meeting, and Mrs. Lara Cristina Ribeiro Piau, as Secretary, both of whom are shareholders.

V - AGENDA: V.1. Examine, discuss and vote on the Capital Budget; V.2. Examine, discuss and vote on the Fiscal Benefit Capitalization Proposal;

VI - RESOLUTIONS/DECISIONS: VI.1. The shareholders present approve the Capital Budget proposal, foreseen in Article 196 of Law No. 6.404/76, prepared based on the investment program for the 2003 fiscal year, estimated at R$ 389,937,000.00 (three hundred and eighty nine million, nine hundred and thirty seven thousand reais), the sources of funds being the withholding of the net income for the year, in the amount of R$ 84,485,538.83 (eighty four million, four hundred and eighty five thousand, five hundred and thirty eight reais and eighty three cents), as well as own and/or third party funds amounting to R$ 305,451,461.17 (three hundred and five million, four hundred and fifty one thousand, four hundred and sixty one reais and seventeen cents). The Capital Budget shall be used in said 2003 investment program, notably in the migrating of the Personal Mobile Service (SMP) and GSM network implementation. VI.2. The shareholders approve the fiscal benefit capitalization resulting from the goodwill amortization in 2002, pursuant to the following terms: (i) total value of the capital increase: R$ 25,180,628.42 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty two cents); (ii) type of shares: common and preferred; (iii) stock issue price: common - R$1.71 (one real and seventy one cents) per lot of thousand shares; and preferred - R$2.31 (two reais and thirty one cents) per lot of thousand shares; (iv) right of preference: thirty days as of the publication of the Notice to Shareholders, as per the proportion of number of shares held on the date of this Special Shareholders' Meeting; (v) dividends: the shares issued will be entitled to a full dividend relative to the fiscal year 2003.

VII - CLOSING: Having nothing else to be discussed, the session was closed and these minutes were drawn up, which after having been read and approved were signed by the Chairman and the Secretary and by the representative of the majority shareholder.

                             Recife, March 14, 2003.

                                    Chairman
                              Walmir Urbano Kesseli


                                    Secretary
                           Lara Cristina Ribeiro Piau


                          p.p. BITEL PARTICIPACOES S.A.
                           Lara Cristina Ribeiro Piau

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                           CNPJ/MF: 02.558.156/0001-18
                               NIRE: 533.0000575-3

                            A Publicly Traded Company


                             NOTICE TO SHAREHOLDERS
                                CAPITAL INCREASE


We hereby notify our Shareholders and Market in General that, the Special Shareholders' Meeting of Tele Nordeste Celular Participacoes S.A. ("Tele Nordeste Celular" or "Company") held on March 14, 2003, approved the capital increase in the amount of R$ 25,180,628.42 (twenty five million, one hundred and eight thousand, six hundred and twenty eight reais and forty-two cents), whereby the Company's capital now amounts to R$ 313.623.117,04 (three hundred and thirteen million, six hundred and twenty three thousand, one hundred and seventeen reais and four cents), through the capitalization of the tax benefit resulting from the goodwill amortization incorporated due to the partial split-off of Tele Nordeste Celular Participacoes S.A. ("TNC"), as allowed by article 7, paragraph 1 of CVM Instruction No. 319/99 and 320/00, and provided for in clause 8 of TNC's Partial Split-Off Protocol.

Pursuant to the provision in said CVM Instruction and in article 171 of Law No. 6.404, dated December 15, 1976, the shares issued through the capitalization will be destined to the controlling shareholder Bitel Participacoes S.A., with all other shareholders having the option to exercise their right of preference in the subscription of such shares. Those shareholders who exercise their right of preference shall pay Bitel Participacoes S.A. directly the amounts relative to such right of preference as.

The capital increase maintains the same proportion of number of shares regarding the existing types and classes, and each shareholder will exercise its right of preference relative to the same amount of shares it detains.

The deadline for Shareholders to exercise their right of preference is 30 (thirty) days as of the publication date of this Notice, whereby the following conditions shall be observed:

1 - AMOUNT OF CAPITAL INCREASE:
R$ 25,180,628.42 (twenty five million, one hundred and eight thousand, six hundred and twenty eight reais and forty-two cents)

2 - QUANTITY AND TYPE OF SHARES TO BE ISSUED:

--------------------------------------------------------------------------------
          NUMBER OF SHARES                      TYPE OF SHARE
--------------------------------------------------------------------------------
4,571,532,006 (four billion, five         Book entry common
hundred and seventy one million,          shares with no par value
five hundred and thirty two
thousands and six)

--------------------------------------------------------------------------------
7,516,583,848 (seven billion, five        Book entry preferred shares
hundred and sixteen million, five         with no par value
hundred and eighty three thousand,
eight hundred and forty eight)
--------------------------------------------------------------------------------

3 - ISSUE AND SUBSCRIPTION PRICE:

R$ 1.71 per lot of 1,000 common shares;
R$ 2.31 per lot of 1,000 preferred shares.

4. JUSTIFICATION OF ISSUE PRICE:

The calculation of the share issue price was done based on the average market value of the share, over the last ten trading days up to two days before the General Shareholders' Meeting, which will decide on this capital increase, or by the Book Value of shares on December 31,2002 whichever is higher. In the case, the value used was the average share price from the ten trading days up to two days before the General Shareholders' Meeting.

5 - DEADLINE FOR EXERCISING THE RIGHT OF PREFERENCE:

--------------------------------------------------------------------------------
      Start date: 03/17/2003                      End Date: 04/15/2003
--------------------------------------------------------------------------------

6 - PROPORTION OF RIGHT:

In order to determine the number of shares to subscribe, the shareholder shall multiply the quantity of shares owned on 03/14/2003 by the following factor:

--------------------------------------------------------------------------------
     TYPE OF STOCK OWNED                SHARE FACTOR          TYPE TO SUBSCRIBE
--------------------------------------------------------------------------------
            Common                       0.0349631                  Common
--------------------------------------------------------------------------------
          Preferred                      0.0349631                Preferred
--------------------------------------------------------------------------------


7. METHOD OF PAYMENT:

On demand, when making the subscription.

8 - CONDITIONS FOR SUBSCRIBING:

8.1 - Those shareholders who purchased shares until 03/14/2003 will be entitled to subscribe. Those shares purchased as of 03/17/2003 will be ex-right of preference for the assignee.

8.2 - The titleholders of shares who wish to negotiate their rights of subscription, during the right of preference exercise period, shall request the assignment of rights document, which will be issued by the depositary institution of the book entry shares, Banco ABN AMRO Real S.A, or by the Custodian Entity.

8.3. - The Custodian Entities may issue only one assignment of right nominative for each subscriber.

8.4 - The Custodian Entities may subscribe in their name, as fiduciary proprietors, up to the amount corresponding to the shares in custody.

8.5 - Once an assignment of right is issued and, in the event of a new sale, a notarized declaration on the back of the assignment of right will be requested.

8.6 - Under no circumstances will copies of assignments of rights be accepted.

9 - DIVIDENDS:

The shares resulting from this subscription will not be entitled to the dividends relative to the fiscal year ended December 31,2002, but will be entitled to the full dividend amount relative to the fiscal year ended December 31,2003.

10 - LEFTOVERS:

There will be no excess rights of subscription.

11. - GENERAL INSTRUCTIONS:

During the right of preference exercise period, shareholders shall go to a Banco ABN AMRO Real S.A branch and request the Share Subscription Form, specifying the number of shares to be purchased.

12 - DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 - Personal Entities: Identification Card, CPF (Individual Taxpayer ID) and proof of residence.

12.2 - Legal Entities: Articles of Association or Bylaws, as well as minutes of meeting that elected the current Board, and proof of address.

12.3 - In the case of representation by power of attorney, presentation of said document will be necessary, as well as the documents mentioned in the above items relative to the grantor.

13 - SERVICE LOCATIONS

Banco ABN AMRO Real S.A. branch offices.


                             Recife, March 17, 2003


                              Walmir Urbano Kesseli
                             Financial and Investor
                               Relations Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:  March 17, 2003

                                        By  /s/  Walmir Urbano Kesseli
                                            --------------------------
                                            Name:  Walmir  Urbano Kesseli
                                            Title: Chief Financial Officer